# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hims & Hers Health, Inc., CIK 0001773751
CUSIP: 433000106
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2269 Chestnut Street, #523, San Francisco, California (CA), 94123
Date of event which requires filing of this statement: 08/27/2026
Filed by CIK 0001837796
Persons authorized to receive notices and communications: Andrew Dudum, 2269 Chestnut Street, #523, San Francisco, California (CA), 94123, 415-851-0195

## Reporting persons
- Andrew Dudum (CIK 0001837796): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 22,610,002; shared voting power 0; sole dispositive power 22,610,002; shared dispositive power 0; aggregate amount beneficially owned 22,610,002 (9.4% of the class)
  Comment: 1. Includes (i) 7,200,015 shares of Class A Common Stock held by trusts affiliated with the Reporting Person, (ii) 1,033,177 shares of Class A Common Stock held directly by the Reporting Person, (iii) 8,377,623 shares of Class V Common Stock held by trusts affiliated with the Reporting Person, (iv) 5,976,847 shares of Class A Common Stock underlying stock options exercisable within 60 days of the date of this Schedule 13D held by the Reporting Person and (v) 22,340 shares of Class A Common Stock underlying stock options that are not exercisable within 60 days of the date of this Schedule 13D, but which are subject to service-based vesting over a four-year period, with approximately 4,468 options vesting per month through April 2027. Excludes 1,071,690 shares of Class A Common Stock underlying restricted stock units not expected to settle within 60 days.
  
  2. All shares of Class V Common Stock will convert automatically into an equal number of shares of Class A Common Stock (i) upon any transfer of shares of Class V Common Stock, with limited exceptions and (ii) upon adoption of a resolution by the Board at any time on or after the one-year anniversary of the date that both trigger conditions, as such conditions are described in the Issuer's Certificate of Incorporation, dated as of January 20, 2021, are satisfied.
  
  3. Percentage is calculated based on 240,377,605 shares of Class A Common Stock, which is the sum of (i) 224,935,790 shares of Class A Common Stock of the Issuer outstanding as of August 7, 2026, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on August 10, 2026, plus (ii) 8,377,623 shares of Class V Common Stock of the Issuer outstanding, (iii) 5,976,847 shares of Class A Common Stock underlying stock options held by the Reporting Person that are exercisable within 60 days of the date of this Schedule 13D and (iv) 22,340 shares of Class A Common Stock underlying stock options held by the Reporting Person that are not exercisable within 60 days of the date of this Schedule 13D. The Reporting Person beneficially owns 9.4% of the outstanding shares of Class A Common Stock (assuming exercise of all outstanding stock options and conversion of all outstanding shares of Class V held by the Reporting Person) and 100% of the outstanding Class V Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.0001 par value per share
Name of issuer: Hims & Hers Health, Inc.
Address of issuer's principal executive offices: 2269 Chestnut Street, #523, San Francisco, California (CA), 94123
Comment: This Amendment No. 4 to Schedule 13D relates to the Class A Common Stock, $0.0001 par value per share (Class A Common Stock) of Hims & Hers Health, Inc. (Issuer), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person with the Commission on February 1, 2021, as amended by Amendment No. 1 filed with the Commission on December 15, 2021, Amendment No. 2 filed with the Commission on October 25, 2024 and Amendment No. 3 filed with the Commission on August 13, 2025 (collectively, the Original Schedule 13D and, as so amended and supplemented, the Statement). This Statement is being filed by the Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Andrew Dudum, an individual ( "Reporting Person").
Residence or business address: The business address of Reporting Person is c/o Hims & Hers Health, Inc., 2269 Chestnut Street, #523, San Francisco, California, 94123.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Amendment No. 4.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Amendment No. 4.
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Person since the sixtieth day prior to the date of the event requiring the filing of this Amendment No. 4 are set forth in Schedule A hereto and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person or his affiliated trusts has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Original Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex. 99.A - Schedule A

## Signatures
- Andrew Dudum: /s/ Kimberly Mather, Kimberly Mather, as Attorney-in-Fact for Andrew Dudum (08/31/2026)